EXHIBIT 99.1

June 12, 2025

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: NEW FOUND GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	July 8, 2025
Record Date for Voting (if applicable):	July 8, 2025
Beneficial Ownership Determination Date:	July 8, 2025
Meeting Date:	August 20, 2025
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	64440N103	CA64440N1033

Sincerely,

NEW FOUND GOLD CORP.